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                             (CANWEST GLOBAL LOGO)

                                  News Release

For immediate release
August 29, 2003

           CanWest Refinances C$940 Million of Senior Bank Facilities

Winnipeg: CanWest Global Communications Corp. today announced that its wholly owned subsidiary, CanWest Media Inc., has successfully refinanced approximately C$940 million of its existing senior secured credit facilities. The refinancing, in which Scotia Capital acted as Lead Arranger, involved repayment of two of the existing term loans into a single term loan at current market terms and matures May 2009. As a result of these changes, the Company estimates that it will achieve an annual interest saving of approximately $8 million.

"This is another important step in the Company's ongoing program to reduce debt and related financing costs" stated John Maguire, Chief Financial Officer. Over the past 24 months, the Company has been successful in selling over $725 million of non-strategic assets with the proceeds being applied to permanently reduce bank debt. As well, earlier this year the Company raised approximately $300 million of Senior Notes at 7 5/8%. The proceeds of this financing were used to repay more expensive debt and result in an annual interest saving of approximately $12 million.

CanWest President and Chief Executive Officer Leonard Asper noted that the re-financing contributes to annual cashflow and provides additional financial flexibility for the Company going forward. "This transaction demonstrates the continued support of our lending group and the confidence of the financial markets in CanWest," said Asper.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

For further information contact
John Maguire
Chief Financial Officer
Telephone:  (204) 956-2025    Fax:  (204) 947-9841